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Exhibit 11.1

WESTERN GAS RESOURCES, INC.
COMPUTATION OF PER SHARE EARNINGS
DECEMBER 31, 2005

	Weighted Average Shares Of Common Stock Outstanding	Net Income	Earnings Per Share Of Common Stock
Net income		$207,474,000
Weighted average shares of common stock outstanding	74,409,704
Basic earnings per share of common stock			$2.79
Assume exercise of common stock equivalents	1,790,427	—
(Anti-dilutive common stock equivalents are not used in this calculation)
	76,200,131	$207,474,000
Fully diluted earnings per share of common stock			$2.72

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WESTERN GAS RESOURCES, INC. COMPUTATION OF PER SHARE EARNINGS DECEMBER 31, 2005